                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   ---------

                                  SCHEDULE 13D
                                Amendment No. 4
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                 Medarex, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, par value $0.01
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  583916-10-1
--------------------------------------------------------------------------------
                                  CUSIP Number

                             BCC Acquisition I LLC
                            c/o Bay City Capital LLC
                               750 Battery Street
                                   Suite 600
                        San Francisco, California  94111
                                 (415) 676-3830

                                with a copy to:

                             Timothy G. Hoxie, Esq.
                      Heller Ehrman White & McAuliffe LLP
                                333 Bush Street
                        San Francisco, California  94104
                                 (415) 772-6052
--------------------------------------------------------------------------------
                      (Name, address and telephone number
          of person authorized to receive notices and communications)

                                November 7, 2001
                                ----------------
                         (Date of Event which requires
                           filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

                         (Continued on following pages)

                              (Page 1 of 9 Pages)

                                 SCHEDULE 13D
  CUSIP NO. 583916-10-1                                    PAGE 2 OF 9 PAGES
            -----------        Amendment No. 4

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS

      BCC Acquisition I LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,791,346 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,791,346 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,791,346 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.21%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
  CUSIP NO. 583916-10-1                                    PAGE 3 OF 9 PAGES
            -----------        Amendment No. 4

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS

      The Bay City Capital Fund I, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,791,346 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,791,346 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,791,346 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.21%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
  CUSIP NO. 583916-10-1                                    PAGE 4 OF 9 PAGES
            -----------        Amendment No. 4

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS

      Bay City Capital Management LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,791,346 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,791,346 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,791,346 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.21%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
  CUSIP NO. 583916-10-1                                    PAGE 5 OF 9 PAGES
            -----------        Amendment No. 4

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS

      Bay City Capital LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,791,346 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,791,346 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,791,346 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.21%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

CUSIP NO. 583916-10-1            SCHEDULE 13D                  PAGE 6 OF 9 PAGES
          -----------
                                Amendment No. 4

                                  INTRODUCTION

     BCC Acquisition I LLC, a Delaware limited liability company ("BCC Acquisition"), hereby files this Amendment No. 4 (the "Amendment") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons (as defined under Item 2 of the Statement) identified herein pursuant to the Agreement with Respect to Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein are deemed to have the same definition as ascribed thereto in the Statement.

     Only those Items amended are reported herein.

     Item 4.  Purpose of Transaction.
              ----------------------

     Item 4 is amended by adding the following paragraph at the end thereof:

     In a series of open market transactions on the NASDAQ occurring on October 31, 2000 through December 19, 2000, BCC Acquisition disposed of an aggregate of 462,000 shares of the Common Stock of the Issuer at an average sales price of approximately $54.75 per share. The total funds received by BCC Acquisition in these transactions was $25,294,754.80 (before broker commissions). In a series of open market transactions occurring October 16, 2001 through November 8, 2001, BCC Acquisition disposed of an aggregate of 1,000,000 shares of the Common Stock of the Issuer at an average sales price of approximately $20.73 per share. The total funds received by BCC Acquisition in these transactions was $20,731,941.51 (before broker commissions). A table identifying the sales occurring within the last sixty days is included in Item 5(c) of this Amendment. BCC Acquisition presently intends to hold its remaining shares for investment, but reserves the right to sell additional shares, or acquire additional shares, from time to time.

CUSIP NO. 583916-10-1            SCHEDULE 13D                  PAGE 7 of 9 PAGES
          -----------
                                Amendment No. 4

     Item 5.  Interest in Securities of the Issuer.
              -------------------------------------

     Item 5, paragraphs (a) and (b), is amended to read as follows:

     (a) and (b)

     The aggregate number of Shares and percentage of Common Stock of the Issuer (based upon Issuer's report on Form 10-Q for the quarter ending June 30, 2001, that it had 72,740,966 shares of Common Stock outstanding as of August 3, 2001) beneficially owned by each person named in Item 2, as well as the number of Shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, in each case after giving effect to the transactions described in Item 4 of this Amendment, is set forth in the following table.

=========================================================================================================
Reporting Person        No. of Shares        Percentage          Power to Vote         Power to Dispose
                         Beneficially         of Class
                            Owned                             Shared       Sole      Shared         Sole
---------------------------------------------------------------------------------------------------------
BCC Acquisition I          3,791,346           5.21%         3,791,346              3,791,346
--------------------------------------------------------------------------------------------------------
BCC Fund I, L.P.           3,791,346           5.21%         3,791,346              3,791,346
--------------------------------------------------------------------------------------------------------
BCC Management LLC         3,791,346           5.21%         3,791,346              3,791,346
--------------------------------------------------------------------------------------------------------
BCC LLC                    3,791,346           5.21%         3,791,346              3,791,346
--------------------------------------------------------------------------------------------------------

     The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2 of the Statement.

CUSIP NO. 583916-10-1            SCHEDULE 13D                  PAGE 8 of 9 PAGES
          -----------
                                Amendment No. 4


     (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:

       Date                Seller                  # Shares              Price            Total Funds
                                                                                            Received
-----------------------------------------------------------------------------------------------------
     10/16/01          BCC Acquisition              185,000             $20.1314      $ 3,724,299.94
-----------------------------------------------------------------------------------------------------
     10/17/01          BCC Acquisition                2,500                 20.5           51,250.00
-----------------------------------------------------------------------------------------------------
     10/23/01          BCC Acquisition               20,000              20.0875          401,750.00
-----------------------------------------------------------------------------------------------------
     10/25/01          BCC Acquisition               70,600              20.7837        1,467,329.22
-----------------------------------------------------------------------------------------------------
     10/26/01          BCC Acquisition               80,800              21.6624        1,750,321.92
-----------------------------------------------------------------------------------------------------
     10/29/01          BCC Acquisition               21,000              21.1592          444,343.20
-----------------------------------------------------------------------------------------------------
     10/30/01          BCC Acquisition               47,400              20.1899          957,001.26
-----------------------------------------------------------------------------------------------------
     10/31/01          BCC Acquisition               98,300              20.3622        2,001,604.26
-----------------------------------------------------------------------------------------------------
     11/1/01           BCC Acquisition               53,000              20.2332        1,072,359.60
-----------------------------------------------------------------------------------------------------
     11/2/01           BCC Acquisition               12,000              20.4442          245,330.40
-----------------------------------------------------------------------------------------------------
     11/5/01           BCC Acquisition               42,500              20.2861          862,159.25
-----------------------------------------------------------------------------------------------------
     11/6/01           BCC Acquisition               37,500              20.3324          762,465.00
-----------------------------------------------------------------------------------------------------
     11/7/01           BCC Acquisition              240,800              20.8217        5,013,865.36
-----------------------------------------------------------------------------------------------------
     11/8/01           BCC Acquisition               88,600              22.3235        1,977,862.10
-----------------------------------------------------------------------------------------------------
     TOTAL                                        1,000,000                           $20,731,941.51
                                                  ---------                           --------------
-----------------------------------------------------------------------------------------------------

     (d) To the best knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer held by the Reporting Persons.

     A response to Item 5(c) is added as follows:


     Other than the transactions described in Item 4 of this Amendment, there have been no transactions by the Reporting Persons in the Issuer's Common Stock since the date of filing of Amendment No. 3 to the Statement, dated October 4, 2000.

CUSIP NO. 583916-10-1            SCHEDULE 13D                  PAGE 9 OF 9 PAGES
          -----------
                                Amendment No. 4


                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 9, 2001


                              BCC Acquisition I LLC

                              By:  Its Manager
                                   The Bay City Capital Fund I, L.P.

                                   By: Its General Partner
                                       Bay City Capital Management LLC

                                       By:  /s/ Fred B. Craves
                                          ---------------------
                                       Name: Fred B. Craves
                                       Its:  Manager and Managing Director